PRIMERO ANNOUNCES RESULTS OF SHAREHOLDER MEETING

Toronto, Ontario, May 18, 2011 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) is pleased to announce that all of the resolutions proposed at its annual general and special meeting of shareholders held on May 17, 2011 (the “Meeting”) were duly passed. At the Meeting, each of Wade Nesmith, Joseph Conway, Eduardo Luna, David Demers, Grant Edey, Rohan Hazelton, Timo Jauristo, Robert Quartermain and Michael Riley were elected to the Company’s board of directors, and Deloitte & Touche LLP was appointed as auditors of the Company.

In addition to the customary corporate matters approved at the Meeting, the Company’s shareholders approved an amendment to the Company’s Articles to allow for general meetings of the Company to be held outside British Columbia, and approved certain conversion features in the convertible promissory note issued to Desarrollos Mineros San Luis, S.A. de C.V., an indirect, wholly-owned subsidiary of Goldcorp Inc. For additional information relating to these two resolutions, please see the information circular for the Meeting, which can be accessed under the Company’s profile on SEDAR at www.sedar.com.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero offers immediate exposure to un-hedged, low cash cost gold production with a substantial resource base in a politically stable jurisdiction. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com